Mail Stop 3561

January 29, 2007

<u>Via Fax & U.S. Mail</u>

Richard F. Lark, Jr.
Chief Financial Officer
GOL Linhas Aéreas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

     Re: **GOL Linhas Aéreas Inteligentes S.A. (the Company)**
              Form 20-F for the Fiscal Year Ended December 31, 2005
              File No. 1-32221

Dear Mr. Lark:

We have reviewed your response letter dated December 22, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 5. Deposits, page F-10

1.   We note your response to our prior comment number one. You state on page 4 of your most recent response letter to us dated December 22, 2006 that maintenance reserves should be accounted for as deposits within your balance sheet so long as the maintenance deposits are probable of recovery. In this regard, please tell us and expand your accounting policy footnote to state that excess non-refundable reserves are recognized as expense (specify the type of expense) if it is no longer probable that they will be used for the maintenance for which they were deposited and to describe how you assess the deposits are probable of recovery. Your response and revised disclosure should address the frequency and specific factors that management considers when assessing the recoverability of the assets and why. You should also disclose how management determines it is probable that the maintenance deposits will be utilized to fund future maintenance activity as well as management's affirmative representation that the asset as reflected on the consolidated balance sheet is probable of recovery based on the specific factors stated in the notes herein.

Critical Accounting Policies and Estimates

2.   Please significantly revise your critical accounting policies and estimates section within MD&A to:
    * clearly state that unused reserves, referred to as excess reserves, are in some cases non-refundable;
    * explain what an "excess amount" is and why it could occur;
    * in the last sentence of your proposed disclosure, specify the type of "additional expense," eliminate the words "we determine," and replace the words "returned to us" with the words "used for maintenance for which they were deposited;" and
    * discuss management's policy for the recognition and measurement of impairment loss in light of the fact that prepaid aircraft and engine maintenance deposits represent a significant portion of your total assets as of December 31, 2006 and 2005 and the balance continues to increase.

        Your revised critical accounting policy should provide an analysis of the uncertainties involved in applying the policy at a given time or the variability that is reasonably likely to result from its application over time. Your revised disclosure should address how you arrived at any material estimates used and

assumptions made by management in determining the recoverability of the asset;
how accurate the estimate/assumption has been in the past; how much the
estimate/assumption has changed in the past and whether the estimate/assumption
likely to change in the future, if applicable.

3.   Please also revise your critical accounting policy to:

- state that the selection of this method of accounting for non-refundable
  maintenance reserve lease payments, as opposed to expensing the payments
  when made, results in you recognizing less expense in the earlier years of the
  leases than in the later years (potentially substantially so) even though the use
  of and benefit from the aircraft does not vary correspondingly over the term of
  the lease;
- state that your current and past results of operations may not be indicative of
  future results as a result of your expectation of expensing these maintenance
  reserves in the future; and
- disclose the amount of write-offs of excess non-refundable maintenance
  reserves in each of the last three years (or state that no amounts have been
  written-off, if applicable).

In conclusion, this critical accounting policy disclosure should provide greater
insight into the quality and variability of financial information including a
quantitative sensitivity analysis that your critical estimates and assumptions are
subject to change, based on other outcomes, as quantitative information is
available.

Response to Comment 3

4.   We note your response to our prior comment number three but do not agree that
your disclosures with respect to your current and future maintenance costs are
appropriate. Please note that FR-72 requires your discussion and analysis within
MD&A to provide information regarding the quality and potential variability of
your earnings and cash flow so that readers can ascertain whether past
performance is indicative of future performance. This includes, but is not limited
to, a discussion of known material trends and uncertainties and an analysis of their
effects within MD&A. In this regard, we believe in order to provide meaningful
and relevant information you should significantly expand your discussion within
MD&A to inform the reader that given the age of the Company's aircraft fleet,
most of the parts on your aircraft are under multi-year warranties, and that you
capitalize maintenance reserves, and little or no expense related to heavy

maintenance activities has been recognized to date. Furthermore, you should discuss that such costs are expected to be incurred in the future as the scheduled heavy maintenance activities become due.

5.   So that investors will be able to better understand and analyze this highly material issue, we believe that your MD&A should be revised to include tabular disclosure of relevant financial information, as follows:

- on an annual and quarterly basis, the amount of maintenance reserves actually paid and expensed and the balance of capitalized maintenance reserves at each balance sheet date; and
- on an annual basis, the approximate amount (or range of amounts) of maintenance reserves expected to be (1) paid to lessors and (2) utilized for maintenance and expensed in each of the following five years.

Revised Disclosures

6.   Please provide us with your revised disclosures as part of your next response to us.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant